Exhibit 99.1

Smart Health Wearables Landmark: UTime Subsidiary Secures 50,000-Unit Mega Order, Opening New Chapter for UTime’s Expansion into the North American Market

SHENZHEN, China, Dec. 31, 2025 — UTime Limited (Nasdaq: WTO), a global technology company engaged in the design and development of mobile devices today announced a major commercial breakthrough. UTime’s Hong Kong subsidiary, UTime Technology (HK) Company Limited, has officially signed a smart health device procurement agreement worth nearly $10 million USD with Tumu Vertex LLC, a Denver-based entity, marking a crucial step in UTime’s strategic deployment in the North American medical-grade smart wearable market.

Under the signed Sales Agreement, Tumu Vertex LLC has placed an initial purchase order for 50,000 premium smart health devices from UTime, comprising:

●	25,000 units of the UT-168 BT Blood Pressure Watch and 25,000 units of the UR08 ECG Smart Ring.

●	25,000 units of the UT-368 4G Blood Pressure Watch and 25,000 units of the UR01 Smart Ring

We believe this collaboration represents not only a breakthrough in volume but also brings us to a new level in technological integration. UTime’s solution perfectly combines FDA-certified medical-grade monitoring technology with everyday wearable scenarios, representing the latest development trend in the smart health industry. The agreement follows internationally recognized trade frameworks, covering FOB Hong Kong delivery, phased payments, and standardized quality assurance systems.

“This cooperation represents a significant strategic breakthrough for us in the North American market,” stated UTime’s CEO during the signing ceremony. “As our important partner in Colorado, Tumu Vertex’s order for 50,000 units demonstrates not only market recognition of our technological capabilities but also opens the door to the North American medical-grade wearable market. We aim to use this opportunity to accelerate the development and implementation of next-generation health monitoring technologies as part of our product portfolio.”

The founder and Chief Executive Officer of Tumu Vertex LLC, Monil Hossain, commented: “UTime’s technological innovation and product quality have deeply impressed us. These devices will be used for our smart health service platform in the United States, providing users with 24/7 health monitoring solutions. We look forward to establishing long-term strategic cooperation with UTime.”

According to the agreement, the first batch of products will begin delivery in the first quarter of 2026, with all products undergoing joint quality control procedures established by both parties.

As populations worldwide are living longer and obtaining greater health awareness, UTime believes the smart health device market is primed for explosive growth. We believe this major purchase order will help consolidate UTime’s position in the consumer electronics field while laying a solid foundation for the company’s strategic growth in the medical technology sector.

About UTime Limited

Trading under the NASDAQ ticker WTO, UTime Limited is engaged in the design, development, production, sales and brand operation of mobile devices and smart wearable devices and other technology in China and globally. The company aims to provide cost-effective products while serving a broad customer base.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. For additional risk factors, please review UTime Limited’s Annual Report on Form 20-F and other SEC filings. Forward-looking statements are made only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

qhengcong@utimemobile.com

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

Tel: (86) 755 865122